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SO 3/11/04

04004831

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASH. D.C. SECTION

SEC FILE NUMBER
8- 48986

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benson York Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Broad Hollow Road
(No. and Street)

Melville	New York	11747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Conroy — (631) 470-4620
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Company, LLP
(Name – *if individual, state last, first, middle name*)

1333 Broadway, Suite 516	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Conroy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benson York Group, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BRADFORD A. MILLER
NOTARY PUBLIC, State of New York
No 4793716
Qualified in Putnam County
Commission Expires February 28, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENSON YORK GROUP, INC.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

BENSON YORK GROUP, INC.

ACCOUNTANTS' REPORT

FINANCIAL STATEMENTS AND EXHIBITS

Independent Auditors' Report

Statement of Financial Condition as of December 31, 2003

Statement of Income for the year ended December 31, 2003

Statement of Changes in Shareholders' Equity for the year ended December 31, 2003

Statement of Changes in Liabilities Subordinated to Claims of General Creditors for the year ended December 31, 2003

Statement of Cash Flows for the year ended December 31, 2003

Notes to Financial Statements

Schedules:

- Computation of Net Capital
- Computation of Aggregate Indebtedness
- Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
- Reconciliation of Net Capital to Submitted Unaudited Net Capital
- Computation of Basic Net Capital Requirement
- Auditors' Report on Internal Control

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors
Benson York Group, Inc.

We have audited the accompanying statement of financial condition of Benson York Group, Inc. as of December 31, 2003, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benson York Group, Inc. as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Louis Sternbach & Company, LLP

Certified Public Accountants

February 17, 2004
New York, New York

1333 BROADWAY NEW YORK, NY 10018 TEL (212) 695-6660 FAX (212) 695-7945

BENSON YORK GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2003

ASSETS

Cash in bank and on hand	$123,729
Due from broker	292,601
Deposit with clearing organization	52,120
Prepaid expenses	1,997
Equipment, at cost less accumulated depreciation of $1,573	6,292
Other assets	3,000
	$479,739

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable, accrued expenses and taxes		$354,260
Loans payable		15,500
		369,760
COMMITMENTS AND CONTINGENT LIABILITIES		
SHAREHOLDERS' EQUITY		
Common stock		
Authorized 10,000,000 shares, $.01 par value		
Issued and outstanding 4,325,600 shares	$ 43,256	
Capital in excess of par value	2,121,906	
Retained earnings (deficit)	(1,400,682)	
	764,480	
Less: Treasury stock 278,900 shares	654,501	
Total Shareholders' Equity		109,979
		$479,739

The accompanying notes are an integral part of these financial statements

BENSON YORK GROUP, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2003

INCOME		
Trading profits (losses)		($ 14,324)
Commission income		3,704,820
Interest income		52
Miscellaneous income		79,071
Total Income		3,769,619
EXPENSES		
Employee compensation and benefits	$3,008,612	
Floor brokerage, exchange and clearance fees	195,242	
Communications and data processing	11,308	
Interest	145	
Occupancy	55,776	
Other expense	242,744	
		3,513,827
NET INCOME BEFORE TAXES		255,792
STATE AND CITY TAXES		582
NET INCOME		$ 255,210

The accompanying notes are an integral part of these financial statements

BENSON YORK GROUP, INC.

STATEMENT OF SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

BALANCE - JANUARY 1, 2003	$ 88,769
Add: Net Income	255,210
	343,979
Less: Repurchase of common stock	234,000
BALANCE - DECEMBER 31, 2003	$ 109,979

The accompanying notes are an integral part of these financial statements

BENSON YORK GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$255,210
Loss on abandonment of fixed assets	21,554
Depreciation and amortization	1,573
Net decrease in operating assets and liabilities, detailed below	62,997
Net Cash Provided by Operating Activities	341,334
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of fixed assets	(7,865)
Net Cash (Used in) Investing Activities	(7,865)
CASH FLOWS FROM FINANCING ACTIVITIES	
Repurchase of common stock	(234,000)
Net Cash (Used in) Financing Activities	(234,000)
Net increase in cash	99,469
CASH - JANUARY 1, 2003	24,260
CASH - DECEMBER 31, 2003	$123,729
OPERATING ASSETS AND LIABILITIES	
(Increase) decrease - prepaid expenses	$ 339
(Increase) decrease - receivable from brokers and dealers	(128,024)
(Increase) decrease - Securities, at market value	15,301
(Increase) decrease - deposit with clearing organization	10
(Increase) decrease - other assets	7,700
Increase (decrease) - accounts payable, accrued expenses and taxes	165,171
Increase (decrease) - loans payable	2,500
DECREASE IN OPERATING ASSETS AND LIABILITIES	$ 62,997

The accompanying notes are an integral part of these financial statements

BENSON YORK GROUP, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2003

BALANCE - JANUARY 1, 2003	$ -0-
BALANCE - DECEMBER 31, 2003	$ -0-

The accompanying notes are an integral part of these financial statements

BENSON YORK GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 1 - ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of these financial statements.

TRANSACTIONS

Security transactions are recorded on a settlement date basis, generally the third business day following the transaction date, unless the difference between settlement and trade date is significant to the Company's financial statements.

INVENTORY VALUATION

Securities are stated at market value and the resultant gain or loss is reflected in the Statement of Income.

FIXED ASSETS

Depreciation has been provided primarily by the use of the straight-line method over the estimated useful life of the assets.

Maintenance and repair costs are changed to operations as incurred; renewals and betterments are charged to the appropriate asset account.

On retirement or sale of property, the respective property accounts are reduced by the cost of the property retired or sold, accumulated depreciation thereon is eliminated, and the resulting profits and losses are credited or charged to operations.

NOTE 2 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company's future minimum lease commitments under real estate leases are as follows:

Year Ended	
December 31, 2004	103,581
December 31, 2005	108,760
December 31, 2006	27,657

The Company has no other commitments or contingent liabilities, nor any off-balance sheet risk.

Counsel for the Company advised that there is no litigation of a material nature pending against the Company.

NOTE 3 - FAIR VALUE

The carrying amounts reflected in the balance sheet for cash, receivables and securities approximated their respective fair values.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered municipal securities broker and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule which requires that the Company maintain net capital, as defined of 6 2/3% of aggregate indebtedness, or $5,000, whichever is greater. At December 31, 2003 the Company had a net capital of $100,687 which exceeded the requirements by $76,035.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

BENSON YORK GROUP, INC.

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2003

TOTAL SHAREHOLDERS' EQUITY		$109,979
TOTAL SHAREHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL		$109,979
DEDUCTIONS OR CHARGES		
Non-allowable assets		
Net book value of fixed assets	$ 6,292	
Other assets	3,000	
Total Non-Allowable Assets		9,292
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		100,687
HAIRCUTS		-0-
NET CAPITAL		$100,687

BENSON YORK GROUP, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS

AS OF DECEMBER 31, 2003

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES	
Accounts payable, accrued expenses and taxes	$354,260
Loans payable	15,500
TOTAL AGGREGATE INDEBTEDNESS	$369,760
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	269.07%

BENSON YORK GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BENSON YORK GROUP, INC.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

AS OF DECEMBER 31, 2003

MINIMUM NET CAPITAL REQUIRED - 6 2/3% OF TOTAL AGGREGATE INDEBTEDNESS	$24,652
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER	$ 5,000
NET CAPITAL REQUIREMENT	$24,652
EXCESS NET CAPITAL (Net capital less net capital requirement)	$76,035
EXCESS NET CAPITAL AT 1,000% (Net capital less 10% of aggregate indebtedness)	$63,711

BENSON YORK GROUP, INC.

RECONCILIATION OF AUDITED NET CAPITAL WITH UNAUDITED NET CAPITAL

AS OF DECEMBER31, 2003

NET CAPITAL PER UNAUDITED FORM X-17A-5		$162,943
Decrease in unallowable assets	$ 9,297	
Additional expenses per audit	(71,553)	
		62,256
NET CAPITAL PER AUDITED FORM X-17A-5		$100,687

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Benson York Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Benson York Group, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1333 BROADWAY NEW YORK, NY 10018 TEL (212) 695-6660 FAX (212) 695-7945

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Louis Sternbach + Company, LLP

Certified Public Accountants

ıary 17, 2004
York, New York